Exhibit (a)(1)(D)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees with Respect to the

Offer to Purchase

All Outstanding Shares of Common Stock

of

ConvergeOne Holdings, Inc.

at

$12.50 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated November 21, 2018

by

PVKG Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

PVKG Intermediate Holdings Inc.

The Offer and withdrawal rights will expire at 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018), unless the Offer is extended.

November 21, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by PVKG Merger Sub, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with Offeror’s offer to purchase (the “Offer”) all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”), for a price per Share of $12.50 (such amount, as it may be adjusted from time to time upon the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 21, 2018 (the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

The Offer is subject to certain conditions described in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase. The Offer is not subject to any financing condition.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase, dated November 21, 2018;

2.	The Solicitation/Recommendation Statement on Schedule 14D-9 of ConvergeOne;

3.	The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;

4.

A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company (the “Depositary and Paying Agent”) by 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018) (such time and date, the “Expiration Date” unless Offeror, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire), or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

5.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the Depositary and Paying Agent for your use only.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 6, 2018 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Offeror and ConvergeOne, pursuant to which, either (1) on the same date as the date on which the Offer is consummated or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of such Offer consummation date, then on the first business day on which such condition is satisfied or waived, Offeror will merge with and into ConvergeOne (the “Merger”), with ConvergeOne continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each Share outstanding immediately prior to the Merger Effective Time (other than Shares held by ConvergeOne (or held in ConvergeOne’s treasury), Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or ConvergeOne, the Rollover Shares (as defined in the Summary Term Sheet of the Offer to Purchase) or any Shares held by any person who is entitled to and properly demands statutory appraisal of his or her Shares under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the Merger) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any withholding of taxes required by applicable law.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Offeror gives oral or written notice to the Depositary and Paying Agent of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (1) certificate(s) representing those Shares or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary and Paying Agent’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase; (2) the Letter of Transmittal, properly completed and duly executed (or, with respect to a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in connection with a book-entry transfer of shares and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary and Paying Agent. Under no circumstances will Offeror pay interest on the Offer Price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

Offeror is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, Offeror will take all actions to have such a statute declared inapplicable to the Offer. If, after a good faith effort, Offeror cannot comply with the state statute, Offeror will not make the Offer to, nor will Offeror accept tenders from or on behalf of, the holders of Shares in that state.

After careful consideration, the ConvergeOne board of directors (the “ConvergeOne Board”), acting upon the unanimous recommendation of the Special Transaction Committee of the ConvergeOne Board, has unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, ConvergeOne and the holders of Shares, (2) resolving that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL, (3) declaring it advisable for ConvergeOne to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, (4) authorizing and approving the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (5) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Offeror pursuant to the Offer.

For Shares to be validly tendered pursuant to the Offer, the Depositary and Paying Agent must receive the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, within two Nasdaq Global Market trading days after the date of execution of the Notice of Guaranteed Delivery. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition (as defined in the Summary Term Sheet of the Offer to Purchase) unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary and Paying Agent.

Except as set forth in the Offer to Purchase, neither Parent nor Offeror will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018), unless the Offer is extended.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the undersigned at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Offeror’s expense.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Offeror, ConvergeOne, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, other than the enclosed documents and the statements contained therein.